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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2004

                              CONVERIUM HOLDING AG
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F__X__   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____           No__X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CONVERIUM HOLDING AG


                                               By:  /s/ Dirk Lohmann
                                                    Name:  Dirk Lohmann
                                                    Title: CEO


                                               By:  /s/ Christian Felderer
                                                    Name:  Christian Felderer
                                                    Title: General Legal Counsel

Date:  September 27, 2004

                           Converium Holding Ltd, Zug

Zug, Switzerland - September 27, 2004 - Converium committed to raising capital

After considering various options and following today's announcement from Standard & Poor's indicating its intention to upgrade Converium to a BBB+ financial strength rating, subject to the successful completion of a US$ 420 million capital increase, Converium's Board of Directors reaffirms its proposal to the Extraordinary General Meeting (EGM) to approve an increase in ordinary capital on a with-rights basis in the CHF equivalent of US$ 420 million. The Board believes that such a share issue will maximize shareholder value. The commitment to raising additional capital is based on Converium's strong non-US franchise, the continuing support from cedents and brokers and the Company's well-established direct distribution platform. In order to draw a line under its US legacy issues Converium is also examining the possibility of a sale of its US-based subsidiary.


Converium will proceed with the proposed with-rights capital increase
At the EGM on September 28, 2004 shareholders will be asked to approve a share issue in the CHF equivalent of US$ 420 million with pre-emption rights for all existing shareholders. This capital increase is expected to be fully underwritten by a banking syndicate at the terms and conditions, which will be announced prior to the EGM.

Converium is pleased with today's announcement by Standard & Poor's. The Board of Directors therefore believes that the proposed capital increase is the best way of protecting the value of Converium's non-US franchise and the embedded value of the Company's business for shareholders. Following an analysis of other options such as a trade sale, a sale to a financial investor, participation by a strategic investor or a run-off, the Board of Directors believes that Converium as a going concern, possibly in conjunction with a sale of its US operations, will maximize shareholder value.

Strong franchise and high level of broker and client support outside the US Converium has a track record of building profitable businesses in key regional markets such as Europe, Asia-Pacific and Latin America. Since Converium's Initial Public Offering (IPO) the Company has generated net income in excess of US$ 500 million excluding business underwritten by the North American entity.

Converium believes that despite the setbacks suffered in the United States, it continues to enjoy a strong and stable franchise among its customers in the remaining markets. This franchise is founded upon Converium's financial strength, its direct distribution platform which provides access to profitable business, the quality of its client relationships and intellectual capital. A recent independent survey from Flaspohler Research Group conducted in the first half of 2004 among European cedents indicates that Converium's clients rank the Company third in terms of overall excellence among all reinsurers surveyed. The foundations of some of these client relationships have been in place and enriched over the past 20 years. The Flaspohler survey also demonstrates primary insurers' desire for choice and diversification when entering into a reinsurance transaction. Given the limited number of professional reinsurers with direct distribution capabilities, clients and brokers in many markets have recently reiterated strong support for Converium in its intention of continuing to write business.

North America: Tough decisions taken to protect shareholder value
As announced on September 10, 2004 Converium will place its US operations into run-off. The Company will discontinue the writing of reinsurance from offices located in North America. However, Converium will offer reinsurance for attractive US-originated business to select US-based clients. This business will be underwritten and managed through Converium AG, Zurich, and its Bermuda branch. Converium believes that this resolute course of action represents the best option for the Company's shareholders. In order to draw a line under its US legacy issues Converium is also examining the possibility of a sale of its US-based subsidiary.

Converium's future shape and priorities as a stand-alone entity

Reduction of top-line due to geographic realignment and focus on target clients Going forward, Converium will focus on markets where its franchise remains strong, i.e. Europe, Asia and Latin America. The Company will seek to capitalize on its successful record of building a profitable market position in these regions. In general, Converium will focus on small and medium-sized clients who have limited access to capital markets and rely on additional services from their reinsurers, such as reinsurance structuring advice and risk modelling capabilities. Among this target group of clients are mutuals, cooperatives, public body insurers, regional insurers and specialist insurers. Based on market research the Company believes that these carriers place a greater weight on relationship orientation than other reinsurer selection criteria. Accordingly, in order to enhance its position with these clients Converium will continue its successful Client Relationship Management (CRM) strategy launched in 2001 prior to the IPO.

Given the discontinuation of local underwriting in the US, Converium's North American business will be reduced by US$ 1.0 billion or more for underwriting year 2005, predominantly in Standard Property & Casualty Reinsurance and Specialty Lines. In Europe, Asia-Pacific and Latin America Converium's writings will reduce to a sustainable level. Currently the Company expects its non-US premium volume for underwriting year 2005 to be reduced by up to 40% compared to 2004 mainly because of the lower ratings but also due to Converium's continued stringent target returns for underwriting. Accordingly, Converium's preliminary estimates are that in underwriting year 2005, total gross written premiums will be in the order of half the total for 2004. The Company expects profitable growth to resume in 2006.

Further development and reinforcement of strategic alliances
Converium will continue to reinforce and develop its joint venture relationships such as Global Aerospace Underwriting Managers Ltd (GAUM) in global aviation insurance, Satec in global space insurance, the Medical Defence Union (MDU) in UK medical malpractice insurance and Converium's corporate name at Lloyd's (Converium Underwriting Ltd.). In 2003, these operations accounted for premium income of more than US$ 600 million. These source-controlled businesses are either not rating-sensitive or Converium will seek to secure them through suitable fronting arrangements currently under negotiation.

Underwriting results no longer affected by US legacy issues
Converium has resolutely addressed its North American reserving deficiencies. Going forward, the Company's profitable non-US record is no longer expected to be impaired by reserve shortfalls in the US. Converium also emphasizes that, irrespective of the recent rating decisions, its commitment to a strict underwriting discipline will be maintained. In addition, the Company will adjust its cost base to the reduced top-line in order to remain cost-competitive.

Investment results expected to remain strong
Converium's total invested assets plus cash amount to almost US$ 8 billion. The Company's conservative asset allocation is driven by Asset and Liability Management considerations. It is expected to continue to generate strong investment results.

Aim for a stronger financial strength rating within a reasonable time frame
In order to preserve its economic value Converium will seek to restore a strong financial strength rating within a reasonable time frame. The Company believes that its portfolio, following the recent reserve strengthening, has a strong embedded earnings potential. Converium regards this, in conjunction with a strong capital adequacy following a successful share issue, as the foundation upon which a restoration of a higher rating will be based.

Active management of capital base
Converium aims at generating attractive returns on capital. If capital cannot be fully deployed in future periods Converium will consider returning such capital to shareholders. At the same time, the Company is committed to maintaining its capital at a level that is consistent with an "A"-level rating.

Peter C. Colombo, Chairman of the Board of Directors, said: "Having reviewed various strategic options the Board of Directors has concluded that the proposed capital increase is the best option for Converium's shareholders. There is evidence, further validated today by Standard & Poor's announcement, that our non-US franchise continues to be profitable in our chosen markets and our clients want Converium to stay in business as an independent company."

Dirk Lohmann, CEO, added: "We firmly believe that our revised strategy lays the foundation for a profitable and sustainable future as a going concern. There have been shortcomings in North America but we have taken resolute actions in order to allow Converium's profitable non-US track record and strong franchise to maximize future shareholder value."

Telephone conference

Converium will hold a conference call for the investment community and is pleased to invite you to participate. This call will be held on Tuesday, September 28, 2004

at                9:00 a.m.  Central European Time (CET)
                  8:00 a.m.  Greenwich Mean Time (GMT)
                  3:00 a.m.  Eastern Standard Time (EST)
                  12:00 a.m. Pacific Standard Time (PST)
call              +41 (0) 91 610 5600       Europe
                  +44 (0) 207 107 0611      UK
                  +1 (1) 866 291 4166       Toll Free USA only
                  +1 866 519 5086           Toll Free Canada
                  +1 866 519 5087           Toll Free Mexico

and quote "Converium"

For those of you unable to participate actively in this conference call, an audio recording will be available one hour after the event for 24 hours. The number to dial and the access code are as follows:

       +44 (0) 207 866 4300  from UK
       +41 (0) 91 612 4330   from Europe
       +1 412 317 0088       from North America

followed by the access code 284 #

A few hours after the event the full webcast with Q&A will be available for a period of one month on www.converium.com.


Enquiries:

Michael Schiendorfer                              Zuzana Drozd
Media Relations Manager                           Head of Investor Relations

michael.schiendorfer@converium.com                zuzana.drozd@converium.com

Phone:     +41 (0) 1 639 96 57                    Phone:     +41 (0) 1 639 91 20
Fax:              +41 (0) 1 639 76 57             Fax:       +41 (0) 1 639 71 20


Dr Kai-Uwe Schanz
Chief Communication Officer

kai-uwe.schanz@converium.com

Phone:     +41 (0) 1 639 90 35
Fax        +41 (0) 1 639 70 35

About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs approximately 850 people in 23 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has minimal A&E exposures. Converium has a "BBB" rating (watch positive) from Standard & Poor's and a "B++" (outlook negative) rating from A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's strategy, anticipated premium volumes, the Company's operating results, the rating environment and the prospect for improving results, the amount of capital required and impact of its capital improvement measures, including the restructuring of our U.S. business and its reserve position. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; client acceptance of our rating and capital position and business generally, our ability to raise capital and the success of our capital improvement measures, the ability to obtain applicable regulatory approval for our capital improvement measures, the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Please note that the company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

This document does not constitute or form part of an offer or solicitation of an offer, an invitation to subscribe for or purchase any securities. In addition, the securities of the company to be issued in any share offering have not and will not be registered under the United States securities laws and may not be offered, sold or delivered within the United States or to US persons absent registration under or an exemption from the registration requirements of the United States securities laws.

In the United Kingdom this announcement is directed only at persons who have professional experience in matters relating to investments or are high net worth companies, unincorporated associations etc, for the purposes of Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This announcement must not be acted upon or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. STABILISATION/FSA.

www.converium.com
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